FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____  No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding completion of placing of new H shares by Huaneng Power International, Inc. (the Registrant”), made by the Registrant on November 20, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and is not and does not constitute an invitation or offer to acquire, purchase or subscribe for securities in the United States or elsewhere, nor is it calculated to invite any such offer or invitation. Neither this announcement nor any copy thereof may be taken into or distributed, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia) or in any other jurisdiction in which such publication would be prohibited by applicable law. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer or selling security holder and that contains detailed information regarding the issuer and management as well as financial information. There is no intention to make a public offering of the securities referred to in this announcement in the United States.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT
COMPLETION OF THE PLACING OF NEW H SHARES

Sole Placing Agent

The Board is pleased to announce that all the conditions as set out in the Placing Agreement entered into between the Company and the Sole Placing Agent in relation to the Placing have been satisfied. The Placing was completed on 20 November 2015 in accordance with the terms and conditions of the Placing Agreement.

Reference is made to the announcement published by Huaneng Power International, Inc. (the “Company”) on 13 November 2015 in relation to the Placing Agreement between the Company and the Sole Placing Agent (the “Placing Announcement”) and the Placing under the General Mandate contemplated under the Placing Agreement. Capitalised terms used herein shall have the same meanings as defined in the Placing Announcement.

COMPLETION OF THE PLACING

The Board is pleased to announce that all the conditions as set out in the Placing Agreement have been satisfied and the Placing was completed on 20 November 2015 in accordance with the terms and conditions of the Placing Agreement. An aggregate of 780,000,000 H Shares, representing approximately 5.13% of the total number of issued Shares (as enlarged by the allotment and issue of the Placing Shares) and approximately 16.59% of the total number of H Shares in issue (as enlarged by the allotment and issue of the Placing Shares), have been successfully allotted and issued by the Company on 20 November 2015 pursuant to the General Mandate at the Placing Price of HK$7.32 per Placing Share to ten Placees who are independent professional, institutional or other investors. To the best knowledge, information and belief of the Company, none of the Placees (and their beneficial owners) is a connected person (as defined in the Listing Rules) of the Company. The aggregate gross proceeds, from the Placing amounted to approximately HK$5.71 billion and the aggregate net proceeds, after deduction of the fees, commissions and expenses, amounted to approximately HK$5.69 billion, and such amount will be used to repay the bank loans and supplement working capital.

EFFECT ON THE SHAREHOLDING STRUCTURE

As a result of the Placing, the total number of issued Shares of the Company has increased from 14,420,383,440 Shares to 15,200,383,440 Shares. The total number of issued H Shares has increased from 3,920,383,440 H Shares to 4,700,383,400 H Shares. All of the 780,000,000 new H Shares have been fully placed pursuant to the terms and conditions set out in the Placing Agreement.

Set out below is the shareholding structure of the Company: (i) immediately before the Completion; and (ii) immediately after the Completion:

Name of Shareholder	Immediately before the Placing (Number of Shares)	% of total issued A Shares or H Shares (as the case may be)	% of total issued Shares	Immediately after the Placing (Number of Shares)	% of total issued A Shares or H Shares (as the case may be)	% of total issued Shares

A SHARES
Huaneng International Power Development Corporation (“HIPDC”) Note 1	5,066,662,118	48.25	35.14	5,066,662,118	48.25	33.33
China Huaneng Group Note 2	1,629,264,402	15.52	11.29	1,629,264,402	15.52	10.72
Other A Shareholders	3,804,073,480	36.23	26.38	3,804,073,480	36.23	25.03

Total Issued A Shares	10,500,000,000	100.00	72.81	10,500,000,000	100.00	69.08

Name of Shareholder	Immediately before the Placing (Number of Shares)	% of total issued A Shares or H Shares (as the case may be)	% of total issued Shares	Immediately after the Placing (Number of Shares)	% of total issued A Shares or H Shares (as the case may be)	% of total issued Shares

H SHARES
China Huaneng Group Note 3	472,000,000	12.04	3.27	472,000,000	10.04	3.11
Other H Shareholders	3,448,383,440	87.96	23.92	4,228,383,440	89.96	27.82

Total Issued H Shares	3,920,383,440	100.00	27.19	4,700,383,440	100.00	30.92

TOTAL ISSUED SHARES	14,420,383,440		100.00	15,200,383,440		100.00

1	China Huaneng Group holds 67.75% direct equity interest and an additional 5% indirect equity interest in HIPDC.

2	Of the 1,629,264,402 A Shares, China Huaneng Group held 74,139,853 A Shares through its controlling subsidiary, China Huaneng Finance Co., Ltd.

3	China Huaneng Group held 472,000,000 H Shares through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited.

4
Immediately after the Placing, China Huaneng Group and its controlling subsidiaries (as mentioned in Notes 1-3) will hold an aggregate of 7,167,926,520 Shares, representing 47.16% of the total issued Shares of the Company.

5	The percentages set out herein represent the rounding of figures to two decimal places.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
20 November 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     November 23, 2015